2019 Management's Discussion and Analysis

CROP	ACRES	FARM	FIELD	TARGET YIELD GOAL	CALCULATED YIELD GOAL
▼ Corn	80	1	1	240 BU/ACRE	240 BU/ACRE

PRODUCT Add	PURPOSE	RATE/ACRE	SERVICE	TIMING
DG D52VC91	Seed	0.43 ut	Delivery ▼	March 15 ▼
POTASH	Nutritional	100 lb	Nutrien applied ▼	Pre Emerge ▼
28-0-0	Nutritional	5 gal	Grower ▼	2x2 ▼
MAKAZE YIELD PRO	Herbicide	32 fluid oz	Nutrien applied ▼	Post Emerge ▼



Nutrien™

Management's Discussion & Analysis

As at and for the year ended December 31, 2019

12 Strategy

21 Operating Segment Performance & Outlook

22-27 Retail

28-33 Potash

34-39 Nitrogen

40-43 Phosphate

44 Corporate & Others

45 Financial Overview



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The following management's discussion and analysis ("MD&A") is the responsibility of management and is dated as of February 19, 2020. The Board of Directors of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board of Directors approval of this disclosure. The Board of Directors has approved this disclosure. The term "Nutrien" refers to Nutrien Ltd. and the terms "we," "us," "our," "Nutrien" and "the Company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. This MD&A is based on the Company's audited consolidated financial statements for the year ended December 31, 2019 ("financial statements") prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") unless otherwise stated.

This MD&A contains certain non-IFRS financial measures which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures include:

- EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA
- Adjusted net earnings and adjusted net earnings per share
- Adjusted EBITDA and adjusted net earnings per share guidance
- Free cash flow and free cash flow including changes in non-cash working capital
- Gross margin excluding depreciation and amortization per tonne - manufactured
- Potash cash cost of product manufactured
- Ammonia controllable cash cost of product manufactured
- Adjusted net debt
- Retail adjusted average working capital to sales
- Retail cash operating coverage ratio
- Retail normalized comparable store sales
- Retail EBITDA per US selling location
- Nutrien Financial receivables
- Debt-to-capital ratio (see disclosures on page 53)

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see "Non-IFRS Financial Measures" beginning on page 63.

Also see the cautionary statement on forward-looking information on page 62.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars which is the functional currency of Nutrien and the majority of its subsidiaries unless otherwise noted. N/m indicates information that is not meaningful.

See pages 134 and 135 for definitions, abbreviations and terms used in the annual report.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the "SEC").

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Nutrien's Global Profile

We will provide industry-leading Ag Solutions to Feed the Future.

We have operations and investments in 14 countries, with over 22,000 employees and more than 500,000 grower accounts worldwide. We operate the world's premier Ag Retail network, supplying growers with the latest products, services and technology. As the world's largest producer of fertilizers, we have some of the highest-quality and lowest-cost production assets. Our extensive supply chain allows us to deliver products to the market with improved efficiency.

North America



SASKATOON, SK
Redwater, AB
Fort Saskatchewan, AB
Joffre, AB
Carseland, AB
CALGARY, AB
Vanscoy, SK
Patience Lake, SK
Lanigan, SK
Cory, SK
Allan, SK
REGINA, SK
Standard, AB
Rocanville, SK
Winnipeg, MB
Granum, AB
NORTHBROOK, IL
Kennewick, WA
Billings, MT
Marseilles, IL
Weeping Water, NE
HAWAII
LOVELAND, CO
Lima, OH
Greeley, CO
Fairbury, NE
Cincinnati, OH
Joplin, MO
Biola, CA
New Madrid, MO
Osceola, AR
Borger, TX
Aurora, NC
Ontario, CA
Greenville, MS
Augusta, GA
Denton, TX
Americus, GA
Geismar, LA
White Springs, FL
Retail
Potash
Nitrogen
Phosphate
Environmentally Smart Nitrogen® (ESN)
Granulation Upgrade Facility
Loveland Products & Affiliated Facilities
Agrichem
Investments & Joint Ventures
OFFICES



To view and download **our Industry Factbook,** visit https://www.nutrien.com/resources



To view **A Day in the Life of Nutrien Ag Solutions,** visit https://www.nutrien.com/what-we-do/our-business/retail



To view the **Nutrien Potash Facility Tour,** visit https://www.nutrien.com/what-we-do/our-business/potash

Africa/Asia



MOPCO, Damietta, Egypt

Point Lisas
Trinidad and Tobago

South America



Agrichem, Ribeirão Preto, Brazil

SÃO PAULO, BRAZIL

LAS CONDES, CHILE

Casilda, Argentina

MARTÍNEZ, ARGENTINA

Profertil S.A., Bahía Blanca, Argentina

Australia



EIGHT MILE PLAINS, AUSTRALIA

FREMANTLE, AUSTRALIA

Kwinana, Australia

MACQUARIE PARK, AUSTRALIA

MELBOURNE, AUSTRALIA

Melbourne, Australia
Dandenong, Australia

Nutrien's Strategy

Nutrien's strategy begins with the depth and breadth of our unique portfolio of assets that span the crop input and services value chain.

As the leading diversified and best positioned company in the crop input Ag sector, our strategy focuses on creating value through the cycle and developing a platform for growth while minimizing risks. This creates cost, revenue and supply chain synergies that deliver value for our customers and other stakeholders.



Building a unique relationship with the grower

We are the leading retailer of crop inputs and services across key Ag markets where we operate with an award-winning digital platform and over 3,400 agronomists serving growers from more than 2,000 retail locations across North America, South America and Australia. We enrich our relationships by offering our customers a full suite of solutions to meet their needs. Technology, innovation and data are integral to providing Ag Solutions to Feed the Future, which is why we have a clear vision for developing the leading digital agricultural platform supported by our people, products, extensive distribution network and systems.



Create the best channel to the customer

We unlock value through integration and innovation across our supply chain and our approach to market. The types of products and services we offer require significant supply chain investments, particularly given the seasonal nature of our industry. In North America alone, we have more than 1,800 distribution points with approximately 6.3 million tonnes of storage capacity. We are further solidifying our leading position in the marketplace and expanding our reach to customers through a tuck-in acquisition and consolidation strategy in North America, a growth strategy in Brazil and integrating Ruralco into our business in Australia.



Own the leading production assets and proprietary offerings

We own and operate the world's leading fertilizer assets with 25 million tonnes of sales in 2019, which have significant cost and/or market advantaged positions. We have approximately 6 million tonnes of additional available potash capacity which we expect to draw upon in the coming years. We are optimizing our production assets to lower costs, investing in high-return nitrogen brownfield capacity expansions and implementing technologies across our business to reduce carbon emissions. We also develop value-enhancing offerings that help growers optimize yields and address challenges.



>2,000
RETAIL LOCATIONS WORLDWIDE

>1,800
NORTH AMERICAN DISTRIBUTION POINTS

>500,000
GROWER ACCOUNTS

>1,850
PROPRIETARY PRODUCTS

~25Mmt
NUTRIENT SALES

Priorities & Performance

We focus on several key priorities to support the execution of our corporate strategy and deliver superior long-term results for our stakeholders.

In each of these areas we set clearly defined targets and performance metrics that measure our progress. Our strategy and performance are supported by governance oversight and risk management by our leaders and Board of Directors.



Sustainability　　14–15

Be at the forefront of Ag related Environmental, Social and Governance (ESG), including building a climate-smart agricultural strategy



Growth & Capital Allocation　　16–17

Grow our business and create value by more efficiently allocating capital through the cycle



Innovation & Technology　　18–19

Drive growth through innovation and digital solutions



Employees　　20

Foster a purpose-driven culture that supports growth, diversity and inclusion

Sustainability

 **Find out more at**
nutrien.com/sustainability



Sustainability Initiatives

+ LEAD THE NEXT WAVE OF SUSTAINABLE AGRICULTURE
Acquired Actagro and Agrible – companies that focus on soil and plant health and enable analysis of on-farm sustainability practices.

+ MINIMIZE OUR ENVIRONMENTAL FOOTPRINT
Baselining our environmental impact, implementing efficiency projects and developing a long-term environmental strategy.

+ CHAMPION DIVERSITY AND INCLUSIVE GROWTH IN THE AGRICULTURE INDUSTRY
Addressing D&I across our company, value chain and communities where we operate.

Nutrien is integrating sustainability across the company by focusing on three priorities that contribute to the United Nations Sustainable Development Goals.

2019 Performance

Actagro
SUSTAINABLE AG SOLUTIONS ACQUISITION

1.2 Mmt
CAPTURED CO_2

25%
PROPORTION OF FEMALE VICE PRESIDENTS AND ABOVE



Sustainable Agriculture

Our goal is to lead the next wave of sustainability in agriculture by developing solutions for our customers that increase crop yields, enhance their profitability and enable greater environmental stewardship. We aim to accomplish this goal through three key areas:

1. Develop solutions that increase nutrient availability and uptake by crops, improving productivity and crop resilience and reducing overall losses to the environment. **Our 2019 acquisition of Actagro, a manufacturer of environmentally sustainable soil and plant health products and technologies,**

is expected to contribute to growth and progress.

2. Enhance the data linkage between growers and downstream partners, such as food production companies and carbon markets. Our goal is to increase the data and analytical capabilities for on-field sustainability information tracking and enable insight and connectivity through our industry-leading Retail digital tools.

The acquisition of Agrible in 2018 adds field-level predictive analytics to our digital platform enabling farmers to

quantify their performance and pursue opportunities for continuous improvement. **In 2019, we began the integration of this tool into our digital platform for a broad customer roll-out.**

3. Collaborate with our stakeholders to enable the uptake of best practices. This approach requires collaboration at multiple levels, including with government, regulatory agencies and international and local non-governmental organizations.



Environmental Footprint

Nutrien is committed to reducing its environmental footprint and has established a baseline to understand our current state and identify future areas of opportunity and investment. Reducing our footprint means we are focused on air emissions, water usage and discharge, and waste.

Climate change is a key focus for Nutrien and we are committed to reducing greenhouse gas (GHG) emissions within our operations and across our value chain. Fertilizer production, especially nitrogen fertilizer, generates GHG emissions;

however, nitrogen is critical for healthy crops and soil organic carbon. Agricultural practices that increase yield on land reduce pressure to convert additional land to food production. Improved fertilizer use efficiency contributes to soil health and makes a positive impact to climate change by sequestering carbon naturally. **This year, we obtained external assurance on our 2018 baseline scope 1 and 2 GHG emissions, which we expect to be provided in our 2020 ESG Report. We are also engaged in assessing our scope 3 GHG emissions inventory. Later in 2020,**

we plan to provide more detail on our climate strategy and targets for reducing emissions across our value chain.

Water is important to our operations and is primarily used in our fertilizer production facilities and we are taking action to reduce our water use and increase water recycling. Examples include recycling water in a closed-loop system, using on-site collection ponds, and in some cases, using non-potable water sources to reduce intake of fresh water.



Diversity and Inclusive Growth

Nutrien is committed to diversity and inclusion within our workforce, our supply chain, local communities and the agricultural sector. D&I is an important component of how we deliver on our goal to be the leading integrated Ag Solutions provider. We aspire to lead in diversity and inclusion by focusing on a world class approach which links inclusion with our global sustainability agenda.

This means our strategy includes both internal and external efforts and advocacy and collaboration with multiple stakeholders. A key component is our focus on advancing our workforce diversity efforts through attracting, developing and engaging talent and creating an inclusive culture. In addition, we work to advance supplier diversity, partnerships and community advocacy for inclusion. An example of this is our Aboriginal

Engagement strategy which focuses on opportunities in our workforce, supply chain and community investment.

In 2019, Nutrien renewed its partnership with the Saskatoon Tribal Council. Through a memorandum of understanding, Nutrien continues a commitment to initiatives and events that ensure our Indigenous partners share in opportunities both as employees and as suppliers.

Growth & Capital Allocation



Growth & Capital Allocation Initiatives

+ SAFE AND RELIABLE ASSETS
Efficiently maintaining our assets and managing associated costs to provide safe and reliable production to optimize returns.

+ GROW
Expanding our footprint and optimizing our business to provide stable and growing financial returns while minimizing risk and protecting our balance sheet.

+ COMPETE FOR CAPITAL
Prudently allocating capital to the best risk adjusted opportunities to lead future growth and increase cash returns to shareholders.

Nutrien is focused on financial growth and creating long-term value through capital allocation. We believe our integrated model provides greater opportunity to allocate capital more efficiently through the cycle and provide superior financial returns for shareholders.

2019 Performance

$1.0B
SUSTAINING CAPITAL EXPENDITURES

~50%
OF CAPITAL DEPLOYMENT TO DIVIDENDS AND SHARE REPURCHASES

$3.0B
CASH USED FOR DIVIDENDS AND SHARE REPURCHASES

$2.0B
ACQUISITIONS, INVESTMENTS AND GROWTH PROJECT SPENDING

1

Sustain Our Assets

2

Protect the Balance Sheet

3

Stable, Predictable and Growing Dividends

4

Compete for Capital

Nutrien's capital allocation strategy is simple and clear. The first priority is to **sustain our assets** to ensure that we have safe and reliable operations. Sustaining capital spending totaled $1.0 billion in 2019, which is in line with our depreciation.[1]

The next priority is to **protect the balance sheet.** We target an investment-grade credit rating throughout the cycle which provides reliable access to capital and financial flexibility, allowing us to be opportunistic when value-enhancing opportunities arise.

We are focused on delivering to shareholders a **stable, predictable and growing dividend** underpinned by growth in our Retail business unit. We have increased the dividend twice since Nutrien's inception and target a payout range of 40 to 60 percent of free cash flow through the cycle.

We allocate the remaining free cash flow on a **compete for capital** basis. Our internal approval process and strict hurdle rates ensure that we are allocating capital to the best alternatives on a risk adjusted basis.

Nutrien's long-term financial growth is primarily within our control by investing in our world class Retail distribution network, growing our crop nutrient production and optimizing the combined network. Firstly, we are expanding our Retail footprint in key regions and unlocking value by leveraging the scale of our existing platform which is expected to provide stable and growing earnings.

Secondly, we have a clear strategy and measurable goals for optimizing crop nutrient production by reducing costs and investing in low-cost and low-risk expansion projects. As we optimize and expand capacity, earnings leverage to crop nutrient price recovery increases significantly.

During low points of the cycle, we expect to focus on growing our crop nutrient production, distributions to shareholders and transformational opportunities. At the high points of the cycle, we expect to focus on organic growth opportunities and reducing leverage. The stability of Retail

allows us to keep growing this business and our dividend throughout the cycle.

In 2019, we allocated approximately $1.0 billion to grow our Retail footprint and product offering in the US and Australia. We also returned $3.0 billion to shareholders through share repurchases and dividends.

2019 Capital Allocation

(percent)



17	Dividends
17	Sustaining Capital
15	Investing & Other Capital
32	Share Repurchases
19	Acquisitions/Purchased Investments

Source: Nutrien

[1] Depreciation excluding the impact of PPA adjustments as a result of the Merger and depreciation of right-of-use assets recognized upon adoption of IFRS 16 "Leases".

Innovation & Technology



Innovation & Technology Initiatives

+ RETAIL DIGITAL PLATFORM
Our digital platform aims to provide the leading digital offering to growers.

+ NEXT GENERATION POTASH
We are adopting innovative mining tools and creating ways to increase productivity, lower costs and create a safer work environment for our people.

+ PRODUCT INNOVATION
Develop solutions that increase nutrient availability and uptake by crops, improving productivity and crop resilience and reducing overall losses to the environment.

We invest in new products, processes and digital solutions to better serve our customers, increase efficiency, improve employee safety and deliver environmental benefits. Providing **Ag Solutions to Feed the Future** requires us to expand the boundary of the current state of agriculture.

2019 Performance

11.5%
PROPORTION OF NORTH AMERICAN SALES THROUGH THE DIGITAL PLATFORM

$63
POTASH CASH COST OF PRODUCT MANUFACTURED PER TONNE

+150
NEW PROPRIETARY PRODUCTS IN 2019







Retail Digital Platform

We are investing over $60 million per year to deliver the leading digital platform in the Ag retail sector. The platform provides our customers with a one-stop shop for account management, farm planning, agronomic tools, ecommerce and crop input financing.

North American Retail customers representing approximately $6.6 billion in annual sales are currently signed up on the platform. Payments made through the customer portal reached $336 million in 2019.

As we continue to enhance our digital offerings we expect to more efficiently serve our customers, drive down supply chain costs, reduce working capital and increase our share of the market while leading sustainable agriculture initiatives in our industry.

Next Generation Potash Program

Our goal is to operate the safest, most efficient, lowest-cost potash operations in the world. We launched a series of initiatives to improve our potash operations. Through operational excellence, we aim to improve processes from the mine face to the mill and our logistic channels. We expect to leverage data analytics and automation to drive more value.

Our operations are implementing and piloting initiatives with a focus on autonomous mining, advanced process control, dynamic scheduling, connected workforce, and predictive maintenance. We anticipate these initiatives will enhance the safety of our operations and will lower costs by leveraging these technologies as we ramp up production.

Product Innovation

We have invested in more than 1,850 proprietary products, including patented technologies in crop nutrients, crop protection, biocatalysts and seed. We develop these products at the more than 30 facilities dedicated to innovation, breeding and associated production.

Nutrien developed ESN, the market's leading controlled release nitrogen product, and continues to focus on the innovation of new fertilizer products including ag-biologicals that provide both agronomic and environmental benefits. This year we also introduced a Smart Nutrition MAP – a micronized sulfur MAP which speeds sulfur delivery to the plant and reduces the potential for sulfur loss.

Employees



Employees Initiatives

LEADERSHIP AND TALENT DEVELOPMENT
Launching a global leadership development framework which includes development programming for all levels of employees.

EMPLOYEE EXPERIENCE
Focusing on the experience of Nutrien employees informed by frequent and focused listening events upon which action is taken.

DIVERSITY & INCLUSION
Continued focus on increasing diversity within the organization and increasing our employees' experience of inclusion.

Our strategy is to attract, develop and engage skilled and diverse employees who are committed to Grow Our World from the Ground Up. Our focus on employee development, D&I, engagement and wellness nurtures the best ideas and attracts the best talent to help achieve our purpose.

Leadership and Talent Development

2019 marked the implementation of a customized Nutrien global Leadership Development Program. The program will be cascaded across Nutrien, and will focus on developing authentic leadership, leading in accordance with Nutrien's key principles, and increasing leaders' knowledge of Nutrien's integrated business model. Focused efforts are underway to provide supporting development programming at all levels across Nutrien, to reinforce and develop leadership behaviors aligned with the organization's values and engagement principles.

Employee Experience

In 2019, we continued harmonization of our people programs and focused on managing and monitoring the experience of our employees through frequent listening activities. We conducted nine formal listening events with various employee groups involving nearly 19,000 individuals and used the results to prioritize our efforts to improve the employee experience. In 2020, we will continue to use employee listening as a driver to improve all aspects of the employee experience, with a targeted focus on the wellness of our employees; physically, mentally, financially, and through the community.

Diversity & Inclusion

A diverse and inclusive workforce provides a sense of belonging for our employees, enhances our organizational strength and better reflects our customers and stakeholders. We have a strategy of increasing representation of underrepresented groups and ensuring employees feel valued and respected. In 2019 we set defined goals of having 30 percent female Vice Presidents by the end of 2020 and 20 percent female Senior Leaders by the end of 2022. In 2020, we will increase our efforts to attract women and individuals with military experience in North America and continue to focus on the recruitment of Aboriginal people in Canada.

2019 Performance

13%
EMPLOYEE TURNOVER

19,000
INDIVIDUALS INVOLVED IN LISTENING EVENTS

$17M
SPENT ON COMMUNITY INVESTMENT



Operating Segment Performance & Outlook

We report our results in four operating segments: Retail, Potash, Nitrogen and Phosphate.

- Our reporting structure reflects how we manage our business. In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as previously reported in 2018.

- Net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization ("EBITDA") is the primary profit measure used to evaluate performance and allocate resources in each of our operating segments.

- Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

22-27	**Retail**
28-33	**Potash**
34-39	**Nitrogen**
40-43	**Phosphate**
44	**Corporate & Others**

Retail



2%
RETAIL EBITDA GROWTH
IN 2019

318
NUMBER OF RETAIL
LOCATIONS ACQUIRED
IN 2019

$**967**K
RETAIL EBITDA
PER US SELLING
LOCATION

11.5%
PROPORTION OF
NORTH AMERICAN SALES
THROUGH THE
DIGITAL PLATFORM

Retail Operating Environment

Our Business

Our Retail business provides a complete set of crop input products and solutions, including seed, crop protection, fertilizers and other crop inputs, as well as associated services, agronomic advice, financing and leading-edge digital capabilities.

As the world's largest retail distributor of crop inputs, we operate more than 2,000 retail locations across the US, Canada, Australia and key areas of South America. Our operations service more than 500,000 grower accounts globally and over 100 crops, with corn, soybeans, wheat and canola accounting for the majority of our business.

We have more than 3,400 agronomists and field experts working directly with growers to help optimize crop yields and maximize economic returns from their farm businesses. Our digital platform aims to provide the leading digital offering to growers, improve ease of doing business and provide unprecedented insight for our customers with the goal of adding advisory value at each stage of the growing season.

Our experts help growers implement sustainable management practices based on a thorough understanding of soils, climate conditions and crop requirements, and by utilizing our portfolio of leading products and services.

We also manufacture and sell a full range of advanced proprietary crop protection products and nutritionals that provide farmers with a portfolio of useful and competitive choices to successfully grow and protect their crops and livestock. Proprietary products also provide meaningfully higher margins than national brand offerings as we procure and blend the products at seven formulation facilities across our key markets.

Our Strategy

We are focused on being the **Ag Retailer of the future** by creating the leading channel to the customer and further enhancing our relationship with the grower.

We will leverage our position as the largest Ag Retailer by combining a strong local presence with the responsiveness of our world-class supply chain and whole-acre solutions. In 2019, we established a five-year strategy to enhance our Retail platform and set out four key pillars to guide our pathway to transforming our relationship with the grower.

Further Consolidate the Retail Industry:
We expect to continue to make strategic acquisitions in our key target markets and leverage our scale, experience, supply chain and whole-acre solutions to create additional value for our customers.

Create the Leading Ag Retail Digital Platform:
We expect to offer growers the leading products, agronomic services and digital interface. We intend to further enhance our award-winning

digital platform by creating value-added features, expanding our credit offering for growers and by entering into strategic partnerships.

Drive Organic Growth and Increase Efficiency:
Through optimization of our supply chain and leveraging unprecedented insight from our digital platform, we expect to improve efficiency. We intend to further strengthen Nutrien Financial capabilities and provide customers with a seamless purchasing and planning experience.

Enhance Proprietary Product Offering:
We aim to enhance our product portfolio through innovation, collaboration and focused acquisitions to provide comprehensive solutions to growers including innovative and sustainable specialty products.

2019 Performance

In 2019, we finalized a number of accretive acquisitions including Ruralco, the third largest Ag Retailer in Australia, and Actagro, a manufacturer of environmentally sustainable soil and plant health products and technologies.

We also completed numerous tuck-in acquisitions in North America and Australia, and established an office in Brazil where we are building out our network. This includes greenfield location builds and progressing on our pipeline of acquisition opportunities.

We enhanced our award-winning digital platform by adding online purchasing, account payment and management, and advisory services. Through 2020 and 2021, we intend to add new functionality that includes crop planning, field level insight and crop input recommendations. We offer to our customers flexible financial solutions in support of Nutrien's agricultural product and service sales. We manage our credit portfolio through Nutrien Financial.

During a notably difficult growing year, we increased our Retail EBITDA per US selling location and grew our digital platform.

Digital Progress (2019 North America)

+ **Purchasing** of key crop protection products, order online or have your agronomist do it on your behalf

+ **Pay bills** online, look up past purchases, see account balances, downloadable for tax/banking purposes

+ **Notifications** of new statements, invoices and licenses/permits

+ **Latest weather** outlook & **grain market** information

+ **Farm insight app** with current spray conditions, radar for rain & temp, last 24 hours of rainfall, and national rainfall layers

>60% — Proportion of North American revenue from customers signed up on the Digital Platform

$260M — Retail sales ordered through the digital platform

$336M — Customer payments made through the Customer Portal

Competitive Landscape

The retail landscape in most developed agricultural markets is comprised of numerous competitors of differing size and ownership structure.

Most markets are fragmented and we believe scale and size are required in order to meet evolving grower needs. Growers want a full suite of products, services and solutions, rooted in sound unbiased agronomic advice and analytics, stressing the importance of timely delivery and reliability of supply.

In North America and Australia, we compete with mid-sized national retailers, co-operatives and smaller independent operations. In Brazil, the market is characterized by smaller independent owners and represents an opportunity for larger retailers, including Nutrien, to enhance the product, service and solution offerings to growers.

2019 Market Conditions

Unprecedented precipitation in North America in the first half of 2019 impacted planting and pressured crop input demand.

Growers in the US claimed a record 20 million acres in Prevented Plantings in 2019, driven by record precipitation during the planting season. Not only did record area go unplanted, but many growers were unable to apply pre-plant herbicide and fertilizers.

Lower US acreage and poor early crop development conditions significantly reduced US corn and soybean production in 2019, which began to support crop prices. Strengthening crop prices were, however, capped by weak global demand driven, in part, by continued impacts of the US-China trade dispute and the African Swine Fever in China.

Strong South American soybean and corn production in 2019 offset some of the production losses in the US, but Brazilian crop inventories ended the year historically low. Tight soybean and corn inventories provided support for local crop prices and in turn crop input demand.

Drought continued to negatively impact Australian crop production, driving wheat yields approximately 20 percent below long-term trend levels and creating a headwind for Australian crop input demand. Considering the historical severity of the drought, both crop yields and crop input demand have been very resilient versus historical drought events.

Market Outlook

We expect a rebound in US crop acreage will support increased crop input demand in 2020.

We expect US growers will return to historic planting acreage in 2020, including approximately 94 million acres of corn and 85 million acres of soybeans. This alone represents an increase of more than 14 million acres from 2019 levels.

Additionally, we anticipate higher North American fertilizer application rates in 2020, driven by improved affordability and lower than normal fall application in parts of the US and Canada due to a delayed harvest and challenging fall weather conditions. Grower sentiment is positive, and we expect this to support higher than normal spring fertilizer applications for all primary nutrients.

Soybean production in Argentina and Brazil are expected to be at or near record levels, supported by favorable growing conditions. Additionally, we expect growers in Brazil to increase Safrinha corn planting supported by strong local prices. We expect strong production will result in high nutrient removal and support crop input demand in 2020.

Weather will continue to be an important factor as higher planting in North America and South America will require more normal weather conditions. Precipitation in Australia has recently improved, however, conditions during the winter crop growing season will be critical to 2020 crop production.

Key Crop Grower Cash Margins

(local currency margin/acre)



Source: USDA, IMEA, Doane, Nutrien

Retail EBITDA & Margin[1]

(percent)   ($ millions)

— Retail EBITDA Margin   ● Retail EBITDA
● 2020 EBITDA Guidance Range



Source: Nutrien

[1] 2011–2016 data is based upon Agrium Inc. financials and 2020F on the annual guidance range provided on February 18, 2020.

Retail Financial Performance

(millions of US dollars, except as otherwise noted)	Dollars			Gross Margin			Gross Margin (%)	
	2019	2018	**% Change**	**2019**	2018	**% Change**	**2019**	2018
Sales								
Crop nutrients [1]	4,989	4,577	9	1,032	923	12	21	20
Crop protection products	4,983	4,862	2	1,173	1,155	2	24	24
Seed	1,712	1,687	1	336	333	1	20	20
Merchandise [2]	598	584	2	109	103	6	18	18
Services and other	939	810	16	590	521	13	63	64
	13,221	12,520	6	3,240	3,035	7	25	24
Cost of goods sold [2]	9,981	9,485	5					
Gross margin	3,240	3,035	7					
Expenses [3]	2,604	2,328	12					
Earnings before finance costs and taxes ("EBIT")	636	707	(10)					
Depreciation and amortization	595	499	19					
EBITDA	1,231	1,206	2					

[1] Includes intersegment sales. See Note 3 to the financial statements.
[2] Certain immaterial figures have been reclassified or grouped together for the year ended December 31, 2018.
[3] Includes selling expenses of $2,484 million (2018 – $2,303 million).

Retail Gross Margin Changes by Product
($ millions)



Source: Nutrien

The most significant contributors to the changes in our Retail financial performance were as follows:

	2019 vs 2018
Crop nutrients	Sales increased primarily due to higher volumes sold in the US due to acquisitions and from higher selling prices in the first half of the year, more than offsetting reduced sales volumes due to unfavorable weather conditions particularly in the US and Canada. Gross margin percentage increased due to strategic purchasing and an increase in the proportion of higher-margin specialty and proprietary products sold.
Crop protection products	Sales increased primarily due to higher herbicide and fungicide applications in the US due to excessive moisture experienced in the fall of 2018 as well as favorable changes in sales mix. Gross margin percentage was flat as favorable changes in the product sales mix and strategic purchasing were offset by the impact of higher competition in a condensed season and higher cost of raw materials sourced from China.
Seed	Sales increased primarily due to increased sales of higher-priced corn and cotton seeds which more than offset the impact of lower total planted acreage in the US.
Merchandise	Sales increased due to our recent acquisition of Ruralco.
Services and other	Sales increased due to an increase in US application services required as a result of a condensed application season and sales from recent acquisitions, including Ruralco. Gross margin percentage was lower due to changes in product mix from the Ruralco acquisition more than offsetting the increase in higher-margin US application services.
Selling expenses	Expense increased due to higher sales from acquisitions; however, expense as a percentage of sales was relatively flat.
EBITDA	EBITDA was higher primarily due to higher sales and gross margin and the impact of adopting IFRS 16 "Leases", which caused a decrease in lease expenses and a corresponding increase in depreciation and amortization, more than offsetting higher selling expenses.

Retail Crop Nutrient Gross Margin and Selling Price

($ per tonne)



Source: Nutrien

Gross Margin by Market

(%)



Source: Nutrien

Selected Retail Measures

	2019	2018
Proprietary products margin as a percentage of product line margin (%)		
Crop nutrients	23	21
Crop protection products	34	37
Seed	38	38
All Products	24	25
Crop nutrients sales volumes (tonnes – thousands)		
North America	8,812	8,547
International	2,236	2,142
Total	11,048	10,689
Crop nutrients selling price per tonne		
North America	465	437
International	398	395
Total	452	428
Crop nutrients gross margin per tonne		
North America	102	94
International	60	57
Total	93	86

Financial performance measures	2019 Target	2019 Actuals	2018 Actuals
Retail EBITDA to sales (%) [1]	10	9	10
Retail adjusted average working capital to sales (%) [1]	20	23	21
Retail cash operating coverage ratio (%) [1]	60	62	59
Retail EBITDA per US selling location (thousands of US dollars) [1]		967	n/a
Retail normalized comparable store sales (%) [1]		(1)	(1)
Retail digital platform sales to total sales [2]		11	n/a
Retail grower engagement [3]		5	n/a

[1] Rolling four quarters ended December 31, 2019 and December 31, 2018 respectively.

[2] Grower and employee orders directly from the digital platform.

[3] Percent of North American Retail growers doing one or more significant activities on the digital platform, such as ordering products, making payments, applying for Nutrien Finance or completing a farm plan.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien's agricultural product and service sales. Retail customers in the United States are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. We manage our credit portfolio based on a combination of customer credit metrics, past experience with the customer and by managing exposure to any single customer. Retail receivables segregated in Nutrien Financial have the lowest risk of default of Retail receivables and typically offer lower financing costs for our customers. The balance of our Retail receivables are subject to marginally higher credit risk.

(millions of US dollars)	As at December 31, 2019				
	Current	31–90 days past due	>90 days past due	Allowance [1]	Total
Nutrien Financial receivables	799	24	3	(5)	821

[1] Bad debt expense on the above receivables was $5 million for the year ended December 31, 2019.

Potash



73%
GROSS MARGIN PER
MANUFACTURED TONNE
(EXCL DEPRECIATION AND
AMORTIZATION)

$**63**
POTASH CASH COST OF
PRODUCT MANUFACTURED
PER TONNE

+**6**Mmt
AVAILABLE CAPACITY

Potash Operating Environment

K

Our Business

Nutrien is the world's largest producer of potash with approximately 21 percent of global potash capacity. We have access to decades of low-cost reserves from our six potash mines in Saskatchewan.

In 2019, we produced 11.7 million tonnes of potash. We have approximately 6 million tonnes of incremental available operational capacity - a unique advantage in the industry giving us the flexibility to respond quickly and efficiently to both short-term market requirements as well as long-term demand growth.

We also have the ability to add 5 million tonnes of incremental brownfield capacity that are estimated to be at much lower cost and which takes much less time to complete than a greenfield project.

We have the most extensive distribution network, including our own Retail operations, warehouse and transportation assets and our investment in Canpotex, which provides low-cost marketing and logistics to the approximately 40 international markets it serves.

Nutrien's potash mines represent some of the lowest-cost and highest-quality mines in the world. We take great care to ensure our mines run at optimal levels and to undertake preventative maintenance to maximize safety and to minimize unscheduled downtime.

Our Strategy

At Nutrien, we are strengthening our position as the world's largest underground soft rock miner and as the potash industry leader by optimizing our network, reducing costs, implementing leading technologies and leveraging our extensive capacity to capture market growth.

Network optimization:
We are optimizing our potash network to capitalize on the production flexibility of our six low cost mines and our global distribution network and to leverage the benefits of Nutrien's integrated model.

Incremental capacity:
We will use our existing production platform, which includes 6 million tonnes of additional available capacity to capture incremental share of new market demand. We also have 5 million tonnes of incremental brownfield capacity that we can develop in half the time and at a fraction of the cost of a conventional greenfield mine to meet longer term demand growth.

Next Generation Potash:
We aim to be the safest and lowest-cost potash producer through operational excellence, digitized operations and technology leadership. We are adopting innovative mining tools and creating means to increase productivity, lower costs and create a safer work environment for our people.

2019 Performance

We continue to enhance our network by effectively managing our supply chain and optimizing volumes to minimize costs while meeting our customers' needs.

In 2019 we progressed our Next Generation Potash program by implementing and piloting several initiatives at our operations in the areas of digital tools, advance process control and automation. We gained insight on how these initiatives can improve safety, cost and efficiency across our production network as production increases. Additionally, we plan to advance projects to increase network flexibility, improve ore recovery and quality, and improve efficiency as we increase volumes.

We remain focused on optimizing production across our entire mine network which includes improving productivity at our lower cost mines.

Potash Operational Capability

(million tonnes)



Source: Nutrien

[1] Represents 2019 finished product production.

North America

- 6 low-cost mines in Canada
- Integration with our Retail network
- ~6,100 Railcars
- ~300 strategically located distribution points
- 100Kmt Hammond, IN warehouse distribution facility
  – strategically located for key markets

Offshore via Canpotex

- 5 offices around the world
- Access to 4 different marine terminals
- >5,200 Railcars
- >550Kmt dry storage capacity at port
- >225 vessel voyages each year

Competitive Landscape

Potash is found in significant quantity and quality in a limited number of countries. Canada has the largest known global potash reserves and accounts for approximately 35 percent of global capacity.

More than 70 percent of the world's potash capacity is held by the six largest producers. Our primary competitors are located in Belarus, Canada, Germany, Israel, Jordan and Russia.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

The demand growth rate for potash has outpaced that of other primary nutrients, averaging an approximately 2.5 percent CAGR since 2000 despite demand in 2019 declining from record levels seen in 2018. This growth is driven by the increasing nutrient requirements of higher yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

K

2019 Market Conditions

World potash demand softened in 2019 due to adverse weather in North America, weak palm oil prices and a drawdown in customer inventories in late 2019.

Global potash shipments in 2019 are estimated at approximately 64.5 million tonnes, down 3 percent from the previous year's record level.

Challenging application conditions in the US reduced potash demand by 1 million tonnes, while historically low palm oil prices in Southeast Asia reduced potash demand by nearly 2 million tonnes in 2019. While there was no Chinese potash contract in 2019, Chinese shipments were strong in the first half of 2019. This led to an increase in

Chinese port inventories, which pressured imports in the second half of the year.

The combination of weaker demand in these markets and the delayed monsoon in India, led to increased levels of competition in other markets like Brazil.

In response to a temporary slowdown in potash demand, several producers announced production curtailments which we estimate exceeded 3 million tonnes. New projects in Canada and the Former Soviet Union (FSU) continued to ramp up slowly, which contributed to a lower global operating rate in 2019.

Market Outlook

Improving potash market conditions with expected shipment growth to most markets in 2020 .

We expect potash market fundamentals to improve as growers in key markets look to increase planting and replenish soil nutrients amid improved affordability. We expect potash shipments to most markets will increase in 2020, while production curtailments in 2019 help to lower previously built-up inventories.

We anticipate North American demand to rebound as planting acreage returns to recent historical levels and growers look to replenish soil nutrients following several missed application windows. In South America, elevated crop production and yields removed significant nutrients from the soil. As growers prepare for another strong season of planting, we believe potash demand will be strong as they look to maximize returns.

Shipments to Southeast Asian countries are expected to increase from 2019 levels, supported by a significant improvement in palm oil prices and lower inventory. We expect positive consumption trends to continue in India, particularly with an improved monsoon season and the long-term agronomic need to balance fertilizer application rates.

Despite improved consumption trends in China and a shift to more potassium-intensive crops, we expect 2020 shipments will be limited by a drawdown of port inventories and a delayed contract settlement.

We expect global potash operating rates to increase in 2020 driven by a rebound in global demand and a slow-down in the pace of new project ramp-ups. We forecast global potash shipments will be 66 to 68 million tonnes in 2020.

US MidWest Potash Price
($/tonne)



Source: Fertilizer Week, Nutrien

Global Potash Supply & Demand
(Million Tonnes KCl)



Source: CRU, Fertecon, IFA, Nutrien

Potash Financial Performance

(millions of US dollars, except as otherwise noted)	Dollars 2019	Dollars 2018	Dollars % Change	Tonnes (thousands) 2019	Tonnes (thousands) 2018	Tonnes (thousands) % Change	Average per Tonne 2019	Average per Tonne 2018	Average per Tonne % Change
Manufactured product [1]									
Net sales									
North America	978	1,007	(3)	4,040	4,693	(14)	242	214	13
Offshore	1,625	1,657	(2)	7,481	8,326	(10)	217	199	9
	2,603	2,664	(2)	11,521	13,019	(12)	226	205	10
Cost of goods sold	1,103	1,182	(7)				96	91	5
Gross margin – manufactured	1,500	1,482	1				130	114	14
Gross margin – other [2]	1	2	(50)						
Gross margin – total	1,501	1,484	1						
Impairment of assets	–	1,809	(100)						
Expenses [3]	298	282	6						
EBIT	1,203	(607)	n/m						
Depreciation and amortization	390	404	(3)						
EBITDA	1,593	(203)	n/m						
Adjusted EBITDA	1,593	1,606	(1)						

	Average per Tonne 2019	Average per Tonne 2018	Average per Tonne % Change
Depreciation and amortization	34	31	10
Gross margin excluding depreciation and amortization – manufactured	164	145	13
Potash cash cost of product manufactured	63	60	5

1 Includes intersegment sales. See Note 3 to the financial statements.

2 Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $3 million) less cost of goods sold of $Nil (2018 – $1 million).

3 Includes provincial mining and other taxes of $287 million (2018 – $244 million).

The most significant contributors to the changes in our Potash financial performance were as follows:

	2019 vs 2018
Sales volumes	Offshore volumes were lower due to a combination of lower demand in Southeast Asia due to lower palm oil prices in 2019 and a slowdown in demand in offshore markets in the fourth quarter as customers delayed purchases and drew down inventories. North American volumes were lower due to extreme weather in the US which impacted both the spring and fall application seasons.
Net realized selling price	Average selling prices increased in 2019 due to higher global benchmark prices in the first nine months of the year, which offset weaker prices in the fourth quarter resulting from a slowdown in demand in the second half of the year.
Cost of goods sold per tonne	Costs increased primarily due to lower production volumes resulting from the temporary production downtime at our Allan, Lanigan and Vanscoy potash mines, taken in response to the decrease in global potash demand, and from downtime at our Rocanville potash mine related to the Canadian National Railway strike. These impacts were partially offset by favorable foreign exchange impacts.
Impairment of assets	In 2018, we recorded a non-cash impairment of property, plant and equipment as a result of the decision to safely shut down our New Brunswick operations, which were no longer part of our medium or long-term strategic plans. See Note 15 to the financial statements.
Provincial mining and other taxes	We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge. Expenses increased due to regulatory changes that raised taxes and from higher average potash selling prices, which are the basis for certain taxes.
EBITDA	EBITDA increased primarily due to the impairment of assets in 2018 noted above. Adjusted EBITDA in 2019 was similar to the prior year, as higher prices were offset by lower sales volumes and higher provincial mining taxes.

K

Canpotex Sales by Market

(percentage of sales volumes)	2019	2018	% Change
Latin America	31	33	(6)
Other Asian markets [1]	27	31	(13)
China	22	18	22
India	10	10	–
Other markets	10	8	25

[1] All Asian markets except China and India.

Potash Gross Margin and Net Selling Price

($ per tonne)



Source: Nutrien

Potash Sales Volumes

(million tonnes)



Source: Nutrien

Potash Production

(million tonnes KCl)	Nameplate Capacity [1]	Operational Capability [2]		Production	
		2020	2019	2019	2018
Rocanville Potash	6.5	5.4	5.4	5.14	5.22
Allan Potash	4.0	2.8	2.8	2.18	2.41
Vanscoy Potash	3.0	1.7	2.2	1.42	2.24
Lanigan Potash	3.8	2.3	2.1	1.75	1.96
Cory Potash	3.0	1.0	1.0	0.97	0.81
Patience Lake Potash	0.3	0.3	0.3	0.24	0.20
Total	20.6	13.5	13.8	11.70	12.84
Shutdown weeks [3]				55	39

[1] Represents estimates of capacity as at December 31, 2019. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2] Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3] Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

Nitrogen



2%

NITROGEN EBITDA GROWTH
IN 2019

+350,000mt

ADDED AMMONIUM
SULFATE
CAPACITY IN 2019

91%

AMMONIA
OPERATING RATE
IN 2019
(EXCLUDES TRINIDAD AND JOFFRE)

Nitrogen Operating Environment

Our Business

Nutrien has a total of 7.1 million mt of ammonia capacity from nine major facilities in North America and Trinidad with the ability to produce and sell more than 11 million tonnes of total finished nitrogen products.

Our asset base is highly flexible, allowing us to optimize product mix and profitability in response to changing market conditions.

Our nitrogen plants in Canada and the US have access to low-cost natural gas and benefit from regional selling advantages. We also operate a large-scale nitrogen facility in Trinidad with gas costs indexed primarily to ammonia prices, providing margin stability.

We produce all key nitrogen products and have flexibility to optimize product mix in response to changing market conditions.

Approximately half of our nitrogen sales are agriculture-related and the remainder is sold for industrial purposes. A portion of our industrial sales are linked to natural gas costs, reducing variability in margins.

We have equity investments in two world-scale nitrogen facilities located in Argentina and Egypt that contribute to our nitrogen earnings.

Our Strategy

We are growing our nitrogen business and enhancing our competitive position through product and network optimization and strategic capacity expansion.

Network optimization:
We are optimizing our nitrogen network to best leverage the production flexibility of our nine low-cost facilities and our extensive distribution network to capitalize on the benefits of our integrated model that includes our Retail business.

Operational excellence:
We are leveraging best practices in engineering and maintenance to improve the reliability and safety of our operations and to decrease costs of turnarounds. Reliable and safe operations lower costs and improve utilization. We are also implementing a number of projects aimed to reduce climate-related impact from production.

Brownfield capacity expansion:
We are increasing capacity through low-cost and low-risk brownfield expansion and debottleneck projects.

2019 Performance

In 2019, we advanced several projects that will add a combined 350,000 mt of annual ammonia and urea capacity, increase efficiencies and reduce emissions. The cost of these projects is significantly lower than greenfield economics and are expected to be complete by the end of 2021.

We continue to evaluate additional debottleneck opportunities and are also advancing engineering on two larger scale brownfield projects that could add 1.2 million tonnes of annual capacity at a cost of approximately $500 per tonne.

In 2019, we captured approximately 1.2 million mt of CO_2 equivalent and are aiming to increase this by over 15 percent in 2020.

Nutrien Ammonia Production – 2019

(million tonnes)



Source: CRU, Fertecon, Argus, Nutrien

[1] Gas price indicative range from Nutrien Trinidad, AECO and NYMEX

Urea Cash Cost & Price Comparison

($/tonne)



Source: CRU, Fertecon, Argus, Nutrien

[1] Western Canadian cash cost is shown as FOB.

Competitive Landscape

Production of nitrogen is the most geographically diverse of the three primary nutrients due to the widespread availability of hydrogen sources.

Ammonia is primarily consumed close to the regions in which it is produced due to the high cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada, the US and several offshore suppliers.

The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past few years.

2019 Market Conditions

Weak global energy prices pressured nitrogen prices in 2019.

Nitrogen prices were strong going into 2019, which incentivized high operating rates by marginal producers in Europe and China. At the same time, natural gas and coal prices began to decline in those regions which enhanced their competitiveness.

Challenging weather in the US negatively impacted agricultural ammonia demand in 2019 while new marketable production capacity in the US, Russia and Indonesia added supply. This caused supply to temporarily outpace demand, leading to pricing pressure throughout most of 2019.

Global urea prices were relatively stable in the first half of 2019, supported by steady demand in most major markets. A stable pricing environment combined with declining feedstock costs led Chinese producers to increase production and exports. Coal prices continued to decline while the Chinese currency weakened, allowing operating rates to remain high despite a declining price environment. Although Chinese exports increased in 2019, they remain well below recent historical levels.

Global UAN trade flows were disrupted by European Union anti-dumping duties on imports from the US, Russia and Trinidad. In addition, low European gas prices supported higher marginal production which pressured prices.

Approximately 70 percent of our nitrogen production is located in North America where natural gas prices remained subdued in 2019. In 2019, AECO benchmark gas prices were $1.22/MMBtu and US NYMEX gas prices were $2.63/MMBtu.

Market Outlook

Limited new capacity and robust demand in North America is expected to tighten nitrogen supply and demand in 2020.

We expect that limited global nitrogen capacity additions and ongoing industry closures will help to tighten the nitrogen market and partially offset the impact of lower energy prices.

We expect North American nitrogen demand to be supported by an increase in corn planting and below-normal fall ammonia application in 2019, caused by a compressed application window. We expect this to also result in higher in-season applications as growers maximize yields with affordable fertilizers.

India is expected to maintain elevated import levels as it re-enters the market seasonally. Stability will depend on monsoon rains and may be influenced by any changes to the subsidy policy and maximum retail prices that growers pay.

Outside of India, major nitrogen buyers have been purchasing hand-to-mouth due to the weak pricing environment in the second half of 2019. We expect that once the Northern Hemisphere's spring season begins, it will support tightening in other markets as well.

Overall, we project that global nitrogen demand will grow by two percent in 2020, supported by strength in North America and more normal growth in other major markets. We project that global productive capacity will increase by less than one percent, driving higher operating rates in 2020.

US NOLA Urea Price
($/tonne)



Source: Fertilizer Week, Nutrien

Global Nitrogen Supply & Demand
(million tonnes nitrogen)



Source: CRU, Nutrien

Nitrogen Financial Performance

(millions of US dollars, except as otherwise noted)	Dollars 2019	Dollars 2018 [1]	Dollars % Change	Tonnes (thousands) 2019	Tonnes (thousands) 2018 [1]	Tonnes (thousands) % Change	Average per Tonne 2019	Average per Tonne 2018 [1]	Average per Tonne % Change
Manufactured product [2]									
Net sales									
Ammonia	743	903	(18)	2,971	3,330	(11)	250	271	(8)
Urea	932	895	4	3,037	3,003	1	307	298	3
Solutions, nitrates and sulfates	706	729	(3)	4,262	4,265	–	166	171	(3)
	2,381	2,527	(6)	10,270	10,598	(3)	232	238	(3)
Cost of goods sold	1,749	1,777	(2)				170	168	1
Gross margin – manufactured	632	750	(16)				62	70	(11)
Gross margin – other [2]	68	70	(3)						
Gross margin – total	700	820	(15)						
(Income) Expenses	(4)	47	n/m						
EBIT	704	773	(9)						
Depreciation and amortization	535	442	21						
EBITDA	1,239	1,215	2						

	Average per Tonne 2019	Average per Tonne 2018 [1]	Average per Tonne % Change
Depreciation and amortization	52	42	24
Gross margin excluding depreciation and amortization – manufactured	114	112	2
Ammonia controllable cash cost of product manufactured	45	43	5

1 Restated for the reclassification of sulfate from the Phosphate segment. See Note 3 to the financial statements.

2 Includes intersegment sales. See Note 3 to the financial statements.

3 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of \$467 million (2018 – \$438 million) less cost of goods sold of \$399 million (2018 – \$368 million).

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

	2019 vs 2018
Sales volumes	Volumes were down slightly as adverse weather caused ammonia applications in North America to decline.
Net realized selling price	Our average selling price for nitrogen products was down slightly from the prior year primarily due to lower global benchmark prices. Our net realized selling price for urea increased slightly despite these market conditions due to the benefit of higher US inland premiums in the spring when supply was impacted by elevated water levels on many of the US river systems.
Cost of goods sold per tonne	Costs were slightly higher as a decrease in our overall gas cost was offset by a lower proportion of sales from our lower-cost facilities, increased maintenance costs and slightly lower operating rates.
Expenses	Expenses decreased primarily due to higher earnings from our equity-accounted investees Misr Fertilizers Production Company S.A.E. in Egypt and Profertil S.A. in Argentina.
EBITDA	EBITDA was higher primarily due to the impact of adopting IFRS 16 "Leases", which caused a decrease in lease expenses and increases in depreciation and amortization, lower natural gas costs and higher earnings from our equity-accounted investees, more than offsetting lower sales volumes and net realized selling prices.

Natural Gas Prices

(US dollars per MMBtu, except as otherwise noted)	2019	2018	% Change
Overall gas cost excluding realized derivative impact	2.47	2.54	(3)
Realized derivative impact	0.11	0.29	(62)
Overall gas cost	2.58	2.83	(9)
Average NYMEX	2.63	3.09	(15)
Average AECO	1.22	1.19	3

N

	2019 vs 2018
Overall gas cost	Gas costs were lower due to lower average NYMEX gas prices and lower derivative losses more than offsetting higher average AECO and contract gas prices.

Selected Nitrogen Measures

	2019	2018
Sales volumes (tonnes – thousands)		
Fertilizer	5,554	5,680
Industrial and feed	4,716	4,918
Net sales (millions of US dollars)		
Fertilizer	1,466	1,444
Industrial and feed	915	1,083
Net selling price per tonne		
Fertilizer	264	254
Industrial and feed	194	220

Nitrogen Gross Margin, Net Selling Price and Natural Gas Cost
($ per tonne)   ($ per MMBtu)



Source: Nutrien

Nitrogen Sales Volumes
(million tonnes)



Source: Nutrien

Nitrogen Production

(million tonnes product)	Ammonia [1]			Urea [2]		
		Production			Production	
	Annual Capacity [3]	2019	2018	Annual Capacity [3]	2019	2018
Trinidad Nitrogen	2.2	1.76	1.88	0.7	0.66	0.58
Redwater Nitrogen	0.9	0.76	0.88	0.7	0.60	0.73
Augusta Nitrogen	0.8	0.70	0.72	0.5	0.51	0.52
Lima Nitrogen	0.7	0.68	0.67	0.5	0.48	0.46
Geismar Nitrogen	0.5	0.54	0.44	0.4	0.33	0.26
Fort Saskatchewan Nitrogen	0.5	0.48	0.40	0.4	0.45	0.37
Carseland Nitrogen	0.5	0.45	0.52	0.8	0.61	0.68
Joffre Nitrogen	0.5	0.42	0.47	–	–	–
Borger Nitrogen	0.5	0.37	0.39	0.6	0.46	0.42
Total	7.1	6.16	6.37	4.6	4.10	4.02
Ammonia operating rate [4]		91	92			

[1] All figures are shown on a gross production basis.

[2] Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.

[3] Annual capacity estimates include allowances for normal operating plant conditions.

[4] Excludes Trinidad and Joffre.

Phosphate

89%
P$_2$0$_5$ OPERATING RATE
(EXCLUDES REDWATER)

$194M
2019 EBITDA

$421
AVERAGE REALIZED
NET SELLING PRICE
PER TONNE IN 2019

Phosphate Operating Environment

Our Business

Nutrien has two integrated phosphate facilities in the US, both located near key fertilizer consuming markets and industrial customers.

We are the second largest phosphate producer in North America and sell approximately 3 million tonnes of finished product.

Due to the high quality of our phosphate rock, we are able to produce a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids.

Our Strategy

We are focused on optimizing our phosphate business by increasing production at our Aurora, North Carolina and White Springs, Florida facilities after converting our Redwater, Alberta phosphate facility to an ammonium sulfate facility in 2019.

We will continue to advance continuous improvement initiatives at our sites and evaluate opportunities to increase production of higher-margin product.

2019 Performance

In 2019, we successfully converted our Redwater, Alberta facility to produce only ammonium sulfate — a milestone that eliminated, company-wide, our need to purchase phosphate rock.

We restarted a second dry phosphate production line at White Springs, Florida, at the end of 2018 and began supplying the Western Canadian market with dry phosphate produced at our US facilities.

Competitive Landscape

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive ethical and sustainability record.

Many factors impact the viability of developing a rock deposit for mining. These include the quality of the phosphate rock deposit, government stability, access to financing, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government stability is a major consideration when evaluating potential phosphate project developments.

We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. For the production of finished phosphate products (DAP, MAP), access to low cost ammonia and sulfur is also a consideration.

Significant low-cost capacity has been commissioned over the past few years, including most notably in Morocco and Saudi Arabia.

2019 Market Conditions

Phosphate prices were under significant pressure throughout 2019 due to increased supply, including higher exports from China, and lower demand in the US driven by weather factors and weak ammonia and sulfur input costs.

New capacity continued to ramp up in Morocco and Saudi Arabia adding to global supply and lowering global operating rates. Meanwhile weak demand in China led to stronger-than-expected exports, particularly in the first half of the year.

The negative momentum in the second half of 2019 led to the lowest ammonium phosphate prices in more than a decade. This gradual decline over an extended period of time led buyers to purchase on a just-in-time basis, which further pressured global demand. By the end of 2019, production margins were at unsustainably low levels, which led to further production reductions and provided some support to prices entering 2020.

Market Outlook

Phosphate prices began to recover in early 2020 due to global production curtailments and improved demand prospects ahead of the spring season in the Northern Hemisphere.

Chinese production and exports will be a key driver in 2020. Chinese production levels were already being pressured by poor economics, but the impact of the Coronavirus in Hubei province has had a negative impact on production and exports from that key phosphate producing region. India has drawn down its DAP inventories, which in combination with strong domestic sales is expected to support import demand in 2020.

We expect that our phosphate business will continue to benefit from a diversified portfolio and that liquid phosphate fertilizers and purified phosphoric acid will continue to be more stable than solid phosphates.

Global Phosphate Capability[1] (2019)
(percent share)



36 China
15 Morocco
13 US
7 Russia
5 Saudi Arabia
24 Other

Source: CRU, Fertecon, IFA, Nutrien

[1] Based on operational capability.

Phosphate Sales Tonnes
(million tonnes P_2O_5)



Source: Nutrien

Phosphate Financial Performance

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne		
	2019	2018[1]	**% Change**	**2019**	2018[1]	**% Change**	**2019**	2018[1]	**% Change**
Manufactured product [2]									
Net sales									
Fertilizer	790	995	(21)	2,130	2,425	(12)	371	410	(10)
Industrial and feed	426	424	–	759	847	(10)	561	500	12
	1,216	1,419	(14)	2,889	3,272	(12)	421	434	(3)
Cost of goods sold	1,218	1,329	(8)				422	406	4
Gross margin – manufactured	(2)	90	n/m				(1)	28	n/m
Gross margin – other [3]	(3)	(2)	50	Depreciation and amortization			82	59	39
Gross margin – total	(5)	88	n/m	Gross margin excluding depreciation					
Expenses	38	26	46	and amortization – manufactured			81	87	(7)
EBIT	(43)	62	n/m						
Depreciation and amortization	237	193	23						
EBITDA	194	255	(24)						

[1] Restated for the reclassification of Sulfate to the Nitrogen segment. See Note 3 to the financial statements.

[2] Includes intersegment sales. See Note 3 to the financial statements.

[3] Includes other phosphate and purchased products and is comprised of net sales of $152 million (2018 – $142 million) less cost of goods sold of $155 million (2018 – $144 million).

....

The most significant contributors to the changes in our Phosphate financial performance were as follows:

	2019 vs 2018
Sales volumes	Volumes decreased due to adverse weather causing shortened spring and fall application seasons across North America in 2019.
Net realized selling price	Our average realized phosphate prices were lower due to the impact of lower phosphate fertilizer prices globally and increased freight, transportation and distribution costs from shipping more product from our US facilities to Canada after the conversion of the Redwater facility. These factors more than offset the impact of higher realized industrial and feed prices.
Cost of goods sold per tonne	Costs increased due to lower sales volumes, and higher asset retirement obligation adjustments, which more than offset lower phosphate rock and raw material costs.
EBITDA	EBITDA decreased as lower net realized selling prices, lower sales volumes and higher costs per tonne more than offset the impact of adopting IFRS 16 "Leases", which caused a decrease in lease expenses and increases in depreciation and amortization.

Phosphate Gross Margin and Net Selling Price

($ per tonne)



Source: Nutrien

Phosphate Sales Volumes

(million tonnes)



Source: Nutrien

Phosphate Production

(million tonnes)	Phosphate Rock			Phosphoric Acid (P_2O_5)			Liquid Products			Solid Fertilizer Products		
		Production			Production			Production			Production	
	Annual Capacity	**2019**	**2018**	**Annual Capacity**	**2019**	**2018**	**Annual Capacity**	**2019**	**2018**	**Annual Capacity**	**2019**	**2018**
Aurora Phosphate	5.4	4.38	4.03	1.2	1.02	1.08	2.7[1]	2.01	2.10	0.8	0.85	0.82
White Springs Phosphate	2.0	1.61	1.85	0.5	0.49	0.47	0.7[2]	0.50	0.62	0.8	0.24	0.17
Total producing locations	7.40	5.99	5.88	1.70	1.51	1.55	3.40	2.51	2.72	1.60	1.09	0.99
Redwater Phosphate [3]	–	–	–	0.3	0.10	0.30	–	–	–	0.7	0.21	0.57
Total	7.40	5.99	5.88	2.00	1.61	1.85						
P_2O_5 operating rate [4]					89	91						

[1] A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

[2] Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

[3] Phosphate operations at Redwater ceased in May 2019 and that facility is now used to produce ammonium sulfate for our Nitrogen operations.

[4] Excludes Redwater. Comparative figures were restated to exclude Redwater.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. 2019 production was 0.30 and 0.21, respectively, and 2018 production was 0.29 and 0.23, respectively.

Corporate and Others Financial Performance

Effective January 1, 2019 we renamed the "Others" segment "Corporate and Others". "Corporate and Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Eliminations of sales between operating segments in 2019 were $(1,060) million (2018 – $(1,164) million) with gross margin of $5 million (2018 – $(35) million). Eliminations are not part of the Corporate and Others segment.

Dollars (millions), except percentage amounts	2019	2018	% Change
Sales	133	150	(11)
Cost of goods sold	133	150	(11)
Gross margin	–	–	–
Selling expenses	(18)	(22)	(18)
General and administrative expenses	264	284	(7)
Provincial mining and other taxes	2	2	–
Share-based compensation	104	116	(10)
Impairment of assets	120	–	n/m
Other expenses	171	106	61
EBIT	(643)	(486)	32
Depreciation and amortization	42	54	(22)
EBITDA	(601)	(432)	39
Finance costs	554	538	3
Income tax expense (recovery)	316	(93)	n/m

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2019 vs 2018

Impairment of Assets

In 2019 there were certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets.

Other Expenses

Other expenses increased primarily due to a defined benefit plans curtailment gain recognized in 2018 (see Note 23 to the financial statements) with no comparative gain recognized in 2019 and higher acquisition and integration related costs from our recent acquisition. These were partially offset by lower Merger and related costs.

Finance Costs

There were no significant changes to finance costs as higher long-term interest costs from a higher long-term debt balance and impact of the adoption of IFRS 16 "Leases" were partially offset by lower short-term interest costs due to lower average commercial paper outstanding throughout the year.

Weighted Average Debt Balances and Rates

Dollars (millions), except percentage amounts	2019	2018
Short-term balance [1]	1,324	2,933
Short-term rate (%) [1]	4.5	3.3
Long-term balance (excluding lease obligations)	8,534	8,175
Long-term rate (excluding lease obligations) (%)	4.7	4.8
Lease obligations balance	1,024	25
Lease obligations rate (%)	3.4	3.7

[1] North American weighted average short-term debt balances were $1,063 (2018 – $2,719) and rates were 2.4 percent (2018 – 2.5 percent).

Income Tax Expense (Recovery)

The decrease in the effective tax rates on earnings from continuing operations in 2019 compared to 2018 was a result of the 2018 impairment of property, plant and equipment in Canada.

Effective Tax Rates and Discrete items

Dollars (millions), except percentage amounts	2019	2018
Actual effective tax rate on ordinary earnings (%)	24	72
Actual effective tax rate including discrete items (%)	24	75
Discrete tax adjustments that impacted the rate	(2)	4



Financial Overview

46   **Guidance and Sensitivities**

47   **Financial Highlights**

48   **Financial Condition Review**

49   **Liquidity and Capital Resources**

52   **Capital Structure and Management**

53   **Off-Balance Sheet Arrangements**

53   **Other Financial Information**

55   **Quarterly Results**

57   **Enterprise Risk Management**

61   **Controls and Procedures**

62   **Forward-Looking Statements**

63   **Appendix – Non-IFRS Financial Measures**

2020 Guidance

Dollars (billions) unless otherwise noted	2020 Guidance Ranges [1]	
	Low	**High**
Adjusted net earnings per share ("Adjusted EPS") [2]	1.90	2.60
Adjusted EBITDA	3.8	4.3
Retail EBITDA	1.4	1.5
Potash EBITDA	1.3	1.5
Nitrogen EBITDA	1.2	1.4
Phosphate EBITDA (millions)	180	250
Potash sales tonnes (millions) [3]	12.3	12.7
Nitrogen sales tonnes (millions) [3]	11.0	11.6
Depreciation and amortization	1.80	1.90
Effective tax rate on continuing operations (%)	23	25
Sustaining capital expenditures	1.0	1.1

[1] See the "Forward-Looking Statements" section.

[2] Assumes 574 million shares outstanding for all EPS guidance and sensitivities.

[3] Manufactured product only. Nitrogen sales tonnes excludes ESN® and Rainbow products.

EBITDA Guidance

($ billions)

● 2019 actuals and 2020 annual guidance   ● 2020 annual upper guidance



Source: Nutrien

2020 Sensitivities

Price and Volume Sensitivities

Dollars (millions), except EPS amounts		Effect on	
		Adjusted EPS	**Adjusted EBITDA**
Price	Potash changes by $20/tonne	± 0.25	± 205
	Ammonia changes by $20/tonne	± 0.05	± 40
	Urea changes by $20/tonne	± 0.09	± 65
Volume	Potash changes by 100,000 tonnes	± 0.01	± 10
	Nitrogen changes by 50,000 N tonnes	± 0.02	± 15
Retail	Crop nutrients changes by 1% [1]	± 0.07	± 55
	Crop protection changes by 1% [1]	± 0.08	± 60
	Seed changes by 1% [1]	± 0.03	± 20

[1] Gross margin as a percentage of sales.

Input Cost Sensitivities

Dollars (millions), except EPS amounts		Effect on	
		Adjusted EPS	**Adjusted EBITDA**
NYMEX natural gas price changes by $1/MMBTu	Nitrogen	± 0.21	± 165
Canadian to US dollar changes by $0.02	Canadian operating expenses included in net earnings, excluding provincial taxes	± 0.02	± 15

Financial Highlights

Dollars (millions) unless otherwise noted	Nutrien 2019	Nutrien 2018	PCS 2017
Sales	20,023	19,636	4,547
Net earnings (loss) from continuing operations	992	(31)	154
Basic net earnings (loss) per share from continuing operations	1.70	(0.05)	0.18
Diluted net earnings (loss) per share from continuing operations	1.70	(0.05)	0.18
Net earnings	992	3,573	327
Basic net earnings per share	1.70	5.72	0.39
Diluted net earnings per share	1.70	5.72	0.39
Total assets	46,799	45,502	16,998
Total non-current financial liabilities	9,431	7,616	3,746
Dividends declared per share	1.33	2.06	0.40

	Nutrien 2019 vs Nutrien 2018	Nutrien 2018 vs PCS 2017
Sales	Sales increased primarily due to recent Retail acquisitions and higher potash realized prices driven by higher global benchmark pricing in the first half of the year, more than offsetting lower potash and nitrogen volumes.	Sales increased primarily due to the addition of Agrium's operations as a result of the Merger. Sales also increased due to Retail acquisitions, higher potash sales volumes and increases in potash, urea and phosphate fertilizer prices.
Net earnings and earnings per share from continuing operations	We had earnings from continuing operations in 2019 compared to a loss from continuing operations in 2018, which was impacted by a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million. The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.	We had a loss from continuing operations in 2018 compared to earnings in 2017 primarily due to a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million in 2018 more than offsetting the impact of the addition of Agrium's operations and higher gross margin in all operating segments.
Net earnings and earnings per share	Net earnings and earnings per share were lower than 2018 primarily due to the 2018 gain on sale of our equity investments presented as discontinued operations offset by the 2018 non-cash impairment of property, plant and equipment in the Potash segment. The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.	Net earnings, and the related per share amounts, were higher in 2018 due to the gain on sale of our equity investments presented as discontinued operations, the addition of Agrium's operations and higher gross margin in all operating segments more than offsetting the 2018 non-cash impairment of property, plant and equipment in the Potash segment.
Assets and non-current financial liabilities	Assets increased primarily due to Retail acquisitions and the addition of right-of-use assets from adoption of IFRS 16 "Leases", partially offset by a decrease in cash and cash equivalents. Non-current financial liabilities increased primarily due to additional lease liabilities recognized upon the adoption of IFRS 16 "Leases", Retail acquisitions and the issuance of notes, partially offset by the repayment of notes.	Assets and financial liabilities increased primarily due to the addition of Agrium's assets and liabilities, including related purchase price allocation adjustments, acquired in the Merger.

Other Comprehensive Income (Loss)

There was other comprehensive income of $36 million in 2019 compared to a loss of $302 million in 2018 primarily related to translation of our Retail operations in Canada, Australia and Argentina to US dollars. The Canadian dollar strengthened relative to the US dollar in 2019, while in 2018, the Canadian dollar, Argentine peso and Australian dollar weakened relative to the US dollar.

Financial Condition Review

Balance Sheet Analysis

The most significant contributors to the changes in our balance sheet are analyzed below.

Changes in Assets
($ billions)



Source: Nutrien

Changes in Liabilities and Shareholders' Equity
($ billions)



Source: Nutrien

Assets

For information regarding changes in **cash and cash equivalents**, refer to the "Sources and Uses of Cash" section on page 50 and the consolidated statements of cash flows in our financial statements.

Receivables increased due to the recent Retail acquisition in Australia and a delayed fall application season in North America that pushed back sales and collection of receivables.

Inventories increased due to the recent Retail acquisition in Australia, partially offset by lower inventory levels in North America in 2019. 2018 North American inventory purchases were higher than average in anticipation of increasing inventory prices.

Prepaid expenses and other current assets increased due to accelerated seasonal Retail prepaid inventory purchases to take advantage of early payment discounts.

Property, plant and equipment increased due to the addition of "right-of-use" assets of approximately $1 billion from the adoption of IFRS 16, "Leases". Property, plant and equipment also increased due to recent Retail business acquisitions that closed in 2019.

Goodwill and other intangible assets increased as a result of additional goodwill and intangible assets from the recent Retail acquisitions, primarily from Ruralco and Actagro.

Liabilities

Short-term debt increased due to commercial paper issuances as part of our working capital management which was impacted by short-term softness in the global market.

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in April 2019 exceeding the repayment of $1 billion in notes that matured earlier in 2019.

Lease liabilities (including current portion) increased due to the recognition of approximately $1 billion in lease liabilities from the adoption of IFRS 16 "Leases".

Payables and accrued charges increased as we had additional vendor prepayment arrangements, whereby we made financial commitments to vendors and financial institutions to prepay for inventory in return for product discounts. The recent acquisition in Australia also contributed to the increase.

Deferred income tax liabilities increased due to the deferred tax provision recorded on higher earnings from continuing operations.

Shareholders' Equity

Share capital decreased due to share repurchases.

Retained earnings decreased due to the impact of share repurchases and dividends declared exceeding net earnings.

We do not hold material cash and cash equivalents in currencies other than the US dollar, Canadian dollar and Australian dollar. We held approximately $159 million US dollar equivalent in Australia. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs in North America.

Liquidity and Capital Resources
Sources and Uses of Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2019 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity.

	Primary uses of liquidity	**Primary sources of liquidity**
2019 Included:	• operational expenses and prepayments • seasonal working capital requirements • sustaining and investing capital • business acquisitions • dividends • principal payments of debt securities • share repurchases	• cash from operations (including customer prepayments) • commercial paper issuances • credit facility drawdowns • debt capital markets • inventory prepayment arrangements
2019 Highlights:	• Repurchased over 36 million common shares for cancellation at an aggregate cost of $1,878 million and increased our current normal course issuer bid ("NCIB"). At December 31, 2019 we had up to 12 million shares available to repurchase under the NCIB, which expires on February 26, 2020. As of February 19, 2020, an additional 2,214,780 common shares were repurchased at a cost of $95 million. See Note 25 to the financial statements. • Repaid at maturity $1 billion of notes in the first half of 2019. See Note 20 to the financial statements. • Acquired Ruralco, an agriservices business in Australia with approximately 250 Retail operating locations. In addition, we acquired 68 other Retail locations globally, which included Actagro, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. See Note 4 to the financial statements. Cash used to acquire Retail locations totaled $911 million. • Paid over $1 billion in dividends to shareholders. We increased our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends declared in the third quarter of 2019.	• Issued $1.5 billion in notes consisting of $750 million in 4.2% notes due April 1, 2029 and $750 million in 5.0% notes due April 1, 2049. See Note 20 to the financial statements. • Increased commercial paper outstanding from $391 million to $650 million.

Working Capital

($ billions)   (ratio)

● Current assets   ● Current liabilities   — Working capital ratio
● Working capital



Source: Nutrien

Cash Capital Allocation

($ billions)

● Share repurchases   ● Dividends paid   ● Sustaining capital
● Business acquisitions   ● Other (includes greenfields)



Source: Nutrien

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $1.55 billion and a working capital ratio of 1.2 at December 31, 2019 and an adjusted net debt to adjusted EBITDA ratio of 2.5.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities are summarized in the following table:

(millions of US dollars, except as otherwise noted)	2019	2018	% Change
Cash provided by operating activities	3,665	2,052	79
Cash (used in) provided by investing activities	(2,798)	3,887	n/m
Cash used in financing activities	(2,479)	(3,705)	(33)
Effect of exchange rate changes on cash and cash equivalents	(31)	(36)	(14)
(Decrease) increase in cash and cash equivalents	(1,643)	2,198	n/m

Cash Flows 2018 and 2019

($ billions)



Source: Nutrien

Cash and cash equivalents decreased by $1,643 million in 2019 compared to an increase of $2,198 million in 2018, due to:

- Decrease of approximately $5.8 billion in cash receipts related to the 2018 sale of SQM and APC equity investments and cash acquired as a result of the Merger in 2018.

- Increase in our acquisitions and capital expenditures by approximately $900 million as we continue to grow our Retail business and invest in technology and long-term assets.

- These decreases were partially offset by an increase from our financing activities as we borrowed an incremental $500 million in long-term debt and reduced our short-term debt repayments.

In addition, cash provided by operations was $3,665 million, an increase of $1,613 million over 2018. Our payables and accrued charges increased as a result of deferring payments related to our inventory prepayment arrangements.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2019. The information presented in the table below does not include planned (but not legally committed) cash requirements. Planned or anticipated cash requirements that may not yet be fully included in the table below include annual investments in sustaining capital, share repurchases, dividends, acquisition of Retail and other businesses, investments in technology such as our Retail digital platform, investments in our Next Generation Potash program and potential investments in brownfield projects in Nitrogen and Phosphate. We do not currently have any significant projects in process that have not generated revenue.

Dollars (millions) at December 31, 2019	Financial Statement Note Reference	Payments Due by Period				
		Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations	Note 20, 27	8,704	508	521	1,250	6,425
Estimated interest payments on long-term debt obligations	Note 27	5,688	386	747	673	3,882
Lease liabilities	Note 21, 27	1,122	217	318	204	383
Estimated interest payments on lease liabilities	Note 27	180	32	46	30	72
Purchase commitments	Note 27	2,290	877	766	438	209
Capital commitments	Note 27	50	43	7	–	–
Other commitments	Note 27	437	118	137	58	124
Asset retirement obligations and environmental costs [1]	Note 24	3,002	206	301	334	2,161
Other long-term liabilities [2]	Note 9, 12, 23	3,688	101	114	116	3,357
Total		25,161	2,488	2,957	3,103	16,613

[1] Commitments associated with our asset retirement obligations are the estimated cash outflows and are expected to occur over the next 485 years for phosphate (with the majority taking place over the next 80 years) and between 40 and 440 years for Potash. Potash cash flows are estimated for the first year of decommissioning for operating sites and for all years for permanently shut down sites. Environmental costs consist of restoration obligations, which are expected to occur through 2050.

[2] Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and our operating results. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

Capital Structure and Management

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We have the following short-term debt instruments available:

Short-term Debt
As at December 31, 2019
($ millions)



Source: Nutrien

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $820 million of other credit facilities in the US, Europe, Australia and South America. Included in the amount outstanding and committed is $650 million of commercial paper and $326 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.0 to 2.1 percent.

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

Notes and Debentures Maturities and Rates
As at December 31, 2019
($ millions)



Source: Nutrien

We also have lease obligations totaling $1,073 million (including current portion) with a weighted average effective interest rate of 3 percent as at December 31, 2019.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the London Interbank Offered Rate ("LIBOR") by the end of 2021. We are in the process of identifying and updating existing contracts extending past 2021 that reference LIBOR, and we expect no material impact to our financial statements as a result of the transition.

Debt Covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2019.

The accompanying table summarizes the limits and results of certain covenants.

At December 31	Limit	2019
Debt-to-capital ratio [1]	0.65	0.33

[1] This debt covenant is a non-IFRS financial measure and is calculated as the sum of short-term debt, long-term debt (including current portion), lease obligations and financial letters of credit divided by the sum of those amounts, non-controlling interests and shareholders' equity. The ratio of our short-term debt and long-term debt (including current portion) to our short-term debt, long-term debt (including current portion) and shareholders' equity, which is the nearest comparable IFRS measure, is 0.33.

Credit Ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

As at December 31,	Long-term Debt Rating (Outlook)		Short-Term Debt Rating	
	2019	2018	2019	2018
Moody's	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Outstanding Share Data

	February 19, 2020
Common shares	570,736,961
Options to purchase common shares	9,163,502

➕ For more information on **our capital structure and management**, see Note 26 to the financial statements.

➕ For more information on **our short-term debt and long-term debt**, see Note 19 and Note 20 to the financial statements.

Off-Balance Sheet Arrangements

Principal off-balance sheet activities primarily include:

- Agreement to reimburse losses of Canpotex (see Note 30 to the financial statements).

- Issuance of guarantee contracts (see Note 28 to the financial statements).

- Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value.

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

Other Financial Information

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 29 to the financial statements for information on our related party transactions.

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 12 to the financial statements for information on our financial instruments' risks and risk management.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

<table>
<tr><th>Critical Accounting Estimate</th><th>Financial Statement Reference [1]</th><th>Description</th></tr>
<tr><td>Business combinations – measurement of assets acquired, and liabilities assumed</td><td>Note 4</td><td>Significant judgment for our business combinations included identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions used in estimation of fair value include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. All segments are impacted as all assets acquired, and liabilities assumed, from Agrium in the Merger were required to be measured at fair value. In 2019, all of the significant business combinations were in the Retail segment.</td></tr>
<tr><td>Goodwill impairment</td><td>Note 16 and Note 31</td><td>Operating segments other than Phosphate have goodwill allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our goodwill impairment testing, the excess of the recoverable value of the Retail – North America group of cash-generating units ("CGUs") over the book value is 6 percent. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. The sensitivity of Retail – North America's recoverable amount, in millions of US dollars, to changes in key assumptions is as follows:
<table>
<tr><th>Key Assumptions</th><th>Percentage Point Change</th><th>Change in Recoverable Amount</th></tr>
<tr><td>Discount rate</td><td>+0.1
-0.1</td><td>(330)
350</td></tr>
<tr><td>Terminal growth rate</td><td>+0.1
-0.1</td><td>290
(280)</td></tr>
<tr><td>Forecasted EBITDA over forecast period</td><td>+5.0
-5.0</td><td>960
(960)</td></tr>
</table>
</td></tr>
<tr><td>Long-lived asset impairment</td><td>Note 15 and Note 31</td><td>At December 31, 2019, we reviewed our Phosphate CGUs for impairment triggers. For our Aurora CGU, we used judgment in assessing possible indicators of impairment including expected mine life, supply and demand variables and expected benchmark prices. Based on our assessment, there were no impairment triggers. For our White Springs CGU, we identified an impairment trigger due to deteriorating price expectations and the expected remaining mine life. We completed an impairment analysis and determined that there was no impairment in excess of the $250 million impairment loss previously recorded at December 31, 2017.

The following table highlights for White Springs CGU, sensitivities to the recoverable amount in millions of US dollars which could result in additional impairment losses or reversals of previously recorded losses:
<table>
<tr><th>Key Assumptions</th><th>Percentage Point Change</th><th>Change in Recoverable Amount</th></tr>
<tr><td>Sales prices</td><td>±1.0</td><td>±20</td></tr>
<tr><td>Forecasted EBITDA over forecast period</td><td>±5.0</td><td>±20</td></tr>
<tr><td>Discount rate</td><td>±0.5</td><td>±10</td></tr>
</table>
</td></tr>
<tr><td>Income taxes – measurement</td><td>Note 9 and Note 30</td><td>Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations, estimating forecasted taxable income and the timing of reversal of temporary differences, and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact to our financial statements.

Income taxes are recorded in our Corporate and Others segment.</td></tr>
</table>

Critical Accounting Estimate	Financial Statement Reference [1]	Description
Asset retirement obligations ("AROs") and accrued environmental costs – measurement ("ERLs")	Note 24	The Potash and Phosphate segments have these liabilities (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has AROs and ERLs associated with non-operational mines.

[1] Included in the notes are a description of the estimate and the methodology for calculating (when applicable) key areas of judgment related to the estimate and changes to the estimate (if any).

Recent Accounting Changes

We adopted IFRS 16 "Leases" as of January 1, 2019. For details on all significant accounting standards changes refer to Note 31 to the financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1
Sales	3,442	4,169	8,693	3,719	3,762	4,034	8,145	3,695
Net (loss) earnings from continuing operations	(48)	141	858	41	296	(1,067)	741	(1)
Net earnings from discontinued operations	–	–	–	–	2,906	23	675	–
Net (loss) earnings	(48)	141	858	41	3,202	(1,044)	1,416	(1)
EBITDA	499	785	1,781	596	944	(932)	1,507	487
Earnings (loss) per share ("EPS") from continuing operations								
Basic	(0.08)	0.25	1.48	0.07	0.48	(1.74)	1.18	–
Diluted	(0.08)	0.24	1.47	0.07	0.48	(1.74)	1.17	–
EPS								
Basic	(0.08)	0.25	1.48	0.07	5.23	(1.70)	2.25	–
Diluted	(0.08)	0.24	1.47	0.07	5.22	(1.70)	2.24	–

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January, and our inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second and fourth quarters of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in SQM and APC, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment.

Fourth Quarter Financial Performance

(millions of US dollars) Three months ended December 31	Sales 2019	Sales 2018	Sales % Change	Gross Margin 2019	Gross Margin 2018	Gross Margin % Change
Retail						
Crop nutrients	907	917	(1)	186	184	1
Crop protection products	635	644	(1)	281	270	4
Seed	99	103	(4)	60	56	7
Merchandise [1]	211	142	49	44	27	63
Services and other	319	211	51	165	125	32
Total [1]	2,171	2,017	8	736	662	11

[1] Certain immaterial figures have been reclassified or grouped together for the three months ended December 31, 2018.

(millions of US dollars)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average Net Price per MT		
Three months ended December 31	**2019**	2018	**% Change**	**2019**	2018	**% Change**
Potash						
North America	651	731	(11)	226	242	(7)
Offshore	1,234	2,126	(42)	164	216	(24)
Sales	1,885	2,857	(34)	186	223	(17)
Cost of goods sold				112	95	18
Gross margin				74	128	(42)
Nitrogen						
Ammonia	571	808	(29)	245	290	(16)
Urea	695	687	1	278	337	(18)
Solutions, nitrates and sulfates	1,096	1,016	8	152	177	(14)
Sales	2,362	2,511	(6)	212	257	(18)
Cost of goods sold				171	175	(2)
Gross margin				41	82	(50)
Phosphate						
Fertilizer	466	601	(22)	334	423	(21)
Industrial and feed	181	207	(13)	581	513	13
Sales	647	808	(20)	403	446	(10)
Cost of goods sold				395	428	(8)
Gross margin				8	18	(56)

Highlights of our 2019 fourth quarter compared to the 2018 fourth quarter results were as follows:

	Q4 2019 vs Q4 2018
Retail	Gross margin increased primarily due to higher merchandise sales, application services sales and livestock exports from the recently acquired Ruralco in Australia.
Potash	Gross margin decreased primarily due to lower offshore demand as customers in key markets drew down existing inventory. The temporary production downtime in response to lower demand and the Canadian National Railway labour strike led to higher costs of goods sold per tonne. This temporary slowdown in global demand caused lower benchmark prices and a lower net realized selling price per tonne. Our offshore net realized selling price per tonne was also negatively impacted by adjustments to our provisional selling price to Canpotex.
Nitrogen	Gross margin decreased primarily due to a lower net realized selling price caused by declines in global benchmark prices and from lower ammonia sales volumes caused by unfavorable weather in North America.
Phosphate	Gross margin decreased primarily due to a reduced net realized selling price as higher prices for industrial products were more than offset by lower dry fertilizer prices aligned with lower benchmark prices. This was partially offset by a decrease in cost of goods sold per tonne resulting from lower raw materials costs and positive asset retirement obligation adjustments from changes to cost estimates.
Other fourth quarter financial highlights	Selling costs in Retail increased due to higher sales related to acquired businesses. Impairment of assets increased due to certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets. We had an income tax recovery in the fourth quarter of 2019 due to the loss from continuing operations and income tax expense in the fourth quarter of 2018 due to the earnings from continuing operations. The effective tax rate increased as a result of a change in proportionate earnings between jurisdictions. Net earnings from discontinued operations were higher in the fourth quarter of 2018 primarily due to gains on the sale of our equity investments in SQM and APC (net of tax). There was other comprehensive income in the fourth quarter of 2019 compared to an other comprehensive loss in the fourth quarter of 2018 primarily due to a gain on translation of our Retail operations in Canada and Australia in 2019 compared to losses in 2018.

Enterprise Risk Management

Nutrien integrates enterprise risk management into all of our strategic and business activities. We focus on managing risks and facilitating informed risk taking to remain competitive in an increasingly volatile and uncertain global economy.



WHERE WE'RE GOING
Vision

Long-term aspirations of the company and our value proposition

HOW WE COMPETE
Strategy

What choices we will make to deliver our vision and create value

WHAT COULD IMPACT US
Risk

Risks embedded in our business, risks that could impact execution of our strategy and new risks that could arise from our strategic direction

Risk Strategy and Governance

Our strategic and risk management processes are integrated to ensure we understand and benefit from the relationship between strategy, risk and value creation. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the embedded business risks that could impact the achievement of our strategy.

Our approach to risk management is governed by our Board of Directors, including our Board committees, which oversee our Executive Leadership Team. By understanding the principal risks to our business and strategy and implementing measures to manage those risks, we seek an appropriate balance between risk and return.

Key Risks

We characterize a Key Risk as a risk or combination of risks that could negatively impact the achievement of our vision and ability to deliver on our strategy. We evaluate those risks we believe could have a significant negative effect on safety, health and environment, the Company's financial results, or our reputation, while also considering mitigation efforts. We consider the following to be Key Risks at this time. For a more detailed discussion of our risks, refer to Nutrien's 2019 Annual Information Form.

1 Agriculture Changes and Trends

Associated Key Priorities ○ ○ ○

Description

The following factors, in addition to other factors, could impact our strategy, demand for our products and/or financial performance: farm and industry consolidation, shifting grower demographics, agriculture productivity and development, climate change, changes in consumer food preferences, governments and climate change initiatives, and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform and diversified earnings portfolio (consisting of crop inputs and services) are designed to respond and adapt to changes in agriculture. We are proactive in developing and using new agricultural products and practices including our integrated digital platform. Our teams have strong industry knowledge and direct customer relationships across the value chain, providing unique insights on trends and developments in the agriculture industry.

○ Sustainability   ○ Growth & Capital Allocation   ○ Innovation & Technology   ○ Employees

Enterprise Risk Management Continued

2 Shifting Market Fundamentals

Associated Key Priorities ○

Description

Changes in global macroeconomic conditions – including trade tariffs and/or other trade restrictions, increased price competition or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our diversified business model and portfolio of agricultural products, services and solutions, combined with our global presence, is designed to enable us to respond to changing economic conditions.

We have a favorable cost-to-service position and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

3 Changing Regulations

Associated Key Priorities ○ ○

Description

Changing laws, regulations and government policies – including health and safety, environmental and climate change – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw material, energy, transportation or compliance, or require us to make capital improvements to our operations – all of which could impact our financial performance or reputation.

Risk Management Approach

We have a Government & Industry Affairs team and an active engagement strategy with governments and regulators that keeps us current on regulatory developments affecting our business. We are active in industry associations that address proposed changes to laws and regulations impacting our industry. We have a sustainability strategy and we are developing a climate change strategy to assist in managing the impact of potential regulatory changes.

4 Political, Economic and Social Instability

Associated Key Priorities ○

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation or the value of our assets.

Risk Management Approach

We have a Government & Industry Affairs team and an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

○ Sustainability   ○ Growth & Capital Allocation   ○ Innovation & Technology   ○ Employees

Enterprise Risk Management Continued

5 Cybersecurity Threats

Associated Key Priorities ⦿

Description
Cyberattacks or breaches of our systems, including our digital platform or exposure to potential computer viruses, could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information or property damage. Any of these could result in business disruptions, reputational damage, personal injury, or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach
We maintain an enhanced focus on cybersecurity in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures.

6 Stakeholder Support

Associated Key Priorities ⦿ ⦿

Description
Our stakeholders may not support our business plans or structure, strategy or core sustainability and social responsibilities. Loss of stakeholder confidence impairs our ability to execute our business plans, negatively impacts our ability to produce or sell our products and may lead to reputational and financial losses or shareholder action.

Risk Management Approach
We proactively and regularly engage with our stakeholders to identify and address their concerns and communicate the long-term value opportunities associated with our business plans. We have a sustainability strategy that is structured to support what matters most to our stakeholders and are in the process of developing a climate strategy.

➕ **See page 14** of this report for more information on sustainability strategy.

7 Talent and Organizational Structure

Associated Key Priorities ⦿

Description
An inability to attract, develop or retain skilled employees, or establish the right organizational structure or culture, could impact productivity, reliability, safety performance, costs or our reputation.

Risk Management Approach
We strategically map critical talent in anticipation of future needs, seeking to hire talent with the right fit for our culture and purpose. Our succession planning proactively identifies critical roles and links to internal top talent. Our incentive programs are competitive and support our purpose-driven culture with performance expectations encouraging inclusion and diversity.

➕ **See page 20** of this report for Nutrien's people strategy.

⦿ Sustainability   ⦿ Growth & Capital Allocation   ⦿ Innovation & Technology   ⦿ Employees

Enterprise Risk Management Continued

8   Retail Business Model

Associated Key Priorities ○ ○ ○

Description

Digital innovations, increased research and development activity and new technologies in the agriculture industry, among other factors, could alter the competitive environment, impacting our Retail operations and financial performance.

Risk Management Approach

Our full-service offering, continued investment in technology, and integrated digital platform position our Retail business as a leader in agricultural solutions for growers. We are actively involved in the ag technology innovation space through external investments and partnerships. We seek to maintain strong relationships with industry partners, positioning Nutrien Ag Solutions as a key part of the ag value chain for both suppliers and growers.

Our dedicated in-house product innovation teams continue to invest in enhancing our digital platform and e-commerce capabilities through focused research and development and acquisitions.

✚ **See page 18** of this report for more information on innovation & technology at Nutrien.

9   Capital Allocation

Associated Key Priorities ○ ○

Description

Our inability to deploy capital or to effectively execute on opportunities – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to capital.

Risk Management Approach

We are focused on creating long-term value and on allocating capital consistent with our strategic priorities and capital allocation strategy. We employ a governance process for all capital allocation decisions and incorporate risk-related factors, including execution risk, in those decisions.

✚ **See page 16** of this report for our capital allocation strategy.

10   Safety, Health & Environment

Associated Key Priorities ○ ○

Description

Our operations are subject to safety, health and environmental risks inherent in the mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact the biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

We have robust governance processes that ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments and maintain protocols for employees working and traveling abroad. We have developed crisis communication protocols and emergency response programs and personnel can be deployed in the event of a significant incident.

We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

○ Sustainability   ○ Growth & Capital Allocation   ○ Innovation & Technology   ○ Employees

Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings (NI 52-109)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). There was no change in our internal control over financial reporting in 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2019, Nutrien Ltd. did maintain effective internal control over financial reporting.

We completed the Ruralco acquisition on September 30, 2019 as more fully described in Note 4 to the Financial Statements. This business was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The associated total assets represent 2 percent of consolidated assets and total revenues represent 1 percent of consolidated revenues included in our 2019 financial statements.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 was audited by KPMG LLP, as reflected in their report, which is included in this 2019 Annual Report.

Forward-Looking Statements

Certain statements and other information included in this document, including within the "2020 Guidance" section, constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws (such statements are often accompanied by words such as "anticipate", "forecast", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien's 2020 annual guidance, including our growth and capital allocation strategies and expectations regarding our adjusted net earnings per share, adjusted EBITDA and EBITDA by segment; expectations regarding our sustainability, environmental (including climate), D&I and innovation and technology initiatives; capital spending expectations for 2020; expectations regarding performance of our operating segments in 2020; our operating segment market outlooks and market conditions for 2020, and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding repurchases of our Common Shares, including the timing thereof; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions and divestitures (including expected timing of closing thereof), and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the

completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future (including as outlined in the 2020 Outlook section); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects' approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges, as well as our adjusted earnings per share and adjusted EBITDA price and volume and input cost sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Appendix

Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company's performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, Merger and related costs, acquisition and integration related costs, share-based compensation, defined benefit plans curtailment gain, impairment of assets, and foreign exchange gain/loss, net of related derivatives. In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted EBITDA to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco. There were no similar acquisitions in the comparative periods.

Why we use the measure and why it is useful to investors: These are meaningful measures because they are not impacted by long-term investment and financing decisions, but rather focus on the performance of our day-to-day operations. These provide a measure of our ability to service debt and to meet other payment obligations.

(millions of US dollars)	2019	2018	2017 [1]
Net earnings (loss) from continuing operations	992	(31)	656
Finance costs	554	538	515
Income tax expense (recovery)	316	(93)	20
Depreciation and amortization	1,799	1,592	1,221
EBITDA	3,661	2,006	2,412
Merger and related costs	82	170	178
Acquisition and integration related costs	16	–	–
Share-based compensation	104	116	92
Defined benefit plans curtailment gain	–	(157)	–
Impairment of assets	120	1,809	305
Foreign exchange loss (gain), net of related derivatives	42	(10)	35
Adjusted EBITDA	4,025	3,934	3,022

[1] Amount presented is the combined historical financial results of PotashCorp and Agrium.

(millions of US dollars)	2019	2018
Potash EBITDA	1,593	(203)
Impairment of assets	–	1,809
Potash adjusted EBITDA	1,593	1,606

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings Per Share Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation and foreign exchange gain/loss, net of related derivatives.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations and net (loss) earnings per share from continuing operations.

Definition: Net earnings from continuing operations before Merger and related costs, acquisition and integration related costs, share-based compensation, impairment of assets, purchase price allocation, defined benefit plans curtailment gain, dividend income of SQM and APC and foreign exchange gain/loss (net of related derivatives), net of tax. In the fourth quarter of 2019, we amended our calculations of adjusted net earnings and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted net earnings to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco. There were no similar acquisitions in the comparative periods.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

(millions of US dollars, except as otherwise noted)	2019			2018		
	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings (loss) from continuing operations		992	1.70		(31)	(0.05)
Adjustments:						
Merger and related costs	82	62	0.10	170	130	0.21
Acquisition and integration related costs	16	12	0.02	–	–	–
Share-based compensation	104	79	0.14	116	89	0.14
Impairment of assets	120	91	0.16	1,809	1,320	2.11
Foreign exchange loss (gain), net of related derivatives	42	32	0.05	(10)	(8)	(0.01)
Purchase price allocation	–	–	–	211	161	0.26
Defined benefit plans curtailment gain	–	–	–	(157)	(120)	(0.19)
Dividend income of SQM and APC	–	–	–	156	130	0.21
Adjusted net earnings		**1,268**	**2.17**		**1,671**	**2.68**

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures and cash provided by operating activities from discontinued operations. We also calculate this measure including changes in non-cash working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

(millions of US dollars)	2019	2018	2017 [1]
Cash from operations before working capital changes	3,175	3,190	2,511
Cash used in operating activities from discontinued operations	–	(130)	(200)
Sustaining capital expenditures	(1,018)	(1,085)	(1,018)
Free cash flow	**2,157**	**1,975**	**1,293**
Changes in non-cash working capital	490	(1,138)	57
Free cash flow including changes in non-cash working capital	**2,647**	**837**	**1,350**

[1] Amount presented is the combined historical financial results of PotashCorp and Agrium.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products less depreciation and amortization per tonne. Reconciliations are provided in the "Operating Segment Performance & Outlook" section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured ("COPM")

Most directly comparable IFRS financial measure: Cost of goods sold ("COGS") for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2019	2018
Total COGS – Potash	1,103	1,183
Change in inventory	10	(5)
Other adjustments	(16)	(14)
COPM	1,097	1,164
Depreciation and amortization included in COPM	(355)	(391)
Cash COPM	742	773
Production tonnes (tonnes – thousands)	11,700	12,842
Potash cash COPM per tonne	63	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2019	2018
Total COGS – Nitrogen	2,148	2,145
Depreciation and amortization in COGS	(462)	(442)
Cash COGS for products other than ammonia	(1,226)	(1,212)
Ammonia		
Total cash COGS before other adjustments	460	491
Other adjustments [1]	(57)	(28)
Total cash COPM	403	463
Natural gas and steam costs	(273)	(321)
Controllable cash COPM	130	142
Production tonnes (net tonnes [2] – thousands)	2,887	3,320
Ammonia controllable cash COPM per tonne	45	43

[1] Includes changes in inventory balances and other adjustments.

[2] Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Adjusted Net Debt

Most directly comparable IFRS financial measure: Long-term debt.

Definition: Long-term and short-term debt plus lease liabilities (including their respective current portions) less cash and cash equivalents and related unamortized fair value adjustments.

Why we use the measure and why it is useful to investors: As a component of adjusted net debt to adjusted EBITDA, it is used to evaluate our ability to pay our debts. See Note 26 to the financial statements for a reconciliation of adjusted net debt.

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Refer to page 27 for details.

Why we use the measure and why it is useful to investors: To differentiate a sub-group of receivables with lower credit risk.

(millions of US dollars)	2019
Nutrien Financial Receivables	821
Non–Nutrien Financial Receivables	2,721
Receivables	3,542

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters excluding working capital acquired in the quarter certain recent acquisitions, such as Ruralco, were completed.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased operational efficiency, respectively.

(millions of US dollars, except as otherwise noted)	Rolling four quarters ended December 31, 2019				
	Q1 2019	**Q2 2019**	**Q3 2019**	**Q4 2019**	**Average/Total**
Working capital	3,190	3,741	3,699	1,759	
Working capital from certain recent acquisitions	–	–	(75)	(138)	
Adjusted working capital	3,190	3,741	3,624	1,621	3,044
Sales	2,039	6,512	2,499	2,171	13,221
Adjusted average working capital to sales (%)					23

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses [1] as a percentage of Retail gross margin.

Definition: Retail operating expenses excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
	Rolling four quarters ended December 31, 2019				
Gross margin	409	1,440	655	736	3,240
Depreciation and amortization in cost of goods sold	2	1	2	2	7
Gross margin excluding depreciation and amortization	411	1,441	657	738	3,247
Operating expenses	571	749	617	667	2,604
Depreciation and amortization in operating expenses	(132)	(143)	(150)	(160)	(585)
Operating expenses excluding depreciation and amortization	439	606	467	507	2,019
Cash operating coverage ratio (%)					62

[1] Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2019	2018
Sales from comparable base		
Current period	12,568	12,253
Prior period	12,520 [1]	12,103
Comparable store sales (%)	0	1
Prior period normalized for benchmark prices and foreign exchange rates	12,636 [1]	12,363
Normalized comparable store sales (%)	(1)	(1)

[1] Certain immaterial figures have been reclassified for 2018.

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
	Rolling four quarters ended December 31, 2019				
US EBITDA	(58)	672	142	143	899
Adjustments for acquisitions					(27)
US EBITDA adjusted for acquisitions					872
Number of US selling locations adjusted for acquisitions					902
EBITDA per US selling location (thousands of US dollars)					967

Terms and Definitions

Terms

AECO	Alberta Energy Company, Canada
Argus	Argus Media group, UK
CRU	CRU International limited, UK
Doane	Doane University, USA
FAO or FAOSTAT	Food and Agriculture Organization of the United Nations, Italy
Fertecon	Fertecon Limited, UK
IFA	International Fertilizer Industry Association, France
IMEA	Instituto Mato-Grossense De Economia Agropecuária, Brazil
Moody's	Moody's Corporation (NYSE: MCO), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
PNW	Pacific Northwest, USA
S&P	Standard & Poor's Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
CDN	Canadian dollar
USD	United States dollar
AUD	Australian dollar

Scientific Terms

Potash	KCl	potassium chloride, 60-63.2% K_2O (solid)
Nitrogen	NH_3	ammonia (anhydrous), 82.2% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P_2O_5 (liquid)
	DAP	diammonium phosphate, 46% P_2O_5 (solid)
	MAP	monoammonium phosphate, 52% P_2O_5 (solid)
	SPA	superphosphoric acid, 70% P_2O_5 (liquid)
	AS	ammonium sulfate (solid)

Product Measures

K_2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P_2O_5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Definitions	
Brownfield	New project expanding or developing an existing facility or operation
Capital deployment	Cash outlays for property, plant and equipment, intangible assets, business acquisitions (net of cash acquired), investments, dividends and repurchase of common shares.
Community Investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).
Compound Annual Growth Rate	Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment's lifespan.
Environmental Incidents	Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits, in Potash facilities any release that exceeds Saskatchewan Release Limits (based on the Saskatchewan Environmental Code), non-compliance incidents that exceed $10,000 in costs to reach compliance or enforcement actions with fines exceeding $1,000.
Employee Turnover Rate	The number of permanent employees who left the Company (due to deaths and voluntary and involuntary terminations, and excluding announced workforce reductions) as a percentage of average total employees during the year. Terminations of temporary employees are excluded.
Investing Capital	Capital for significant expansions of current operations or to create cost savings (synergies), including capitalized interest. Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
Lost-Time Injury Frequency	Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
Merger	The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.
Mmt	Million metric tonnes
North America	Canada and the US
Offshore	All markets except Canada and the US
Sustaining Capital	Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.
Taxes and Royalties	Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense from continuing and discontinued operations minus investment tax credits and realized excess tax benefit related to share-based compensation plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.
Total Recordable Injury Frequency	Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
Total Shareholder Return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.
Working Capital Ratio	Current assets divided by current liabilities.